

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Robert Kain
Chief Executive Officer
LunaDNA, LLC
4110 Campus Point Court
San Diego, CA 92130

>   **Re: LunaDNA, LLC**
>   **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed November 24, 2020**
>   **File No. 024-10903**

Dear Mr. Kain:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: John Tishler, Esq.